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As filed with the Securities and Exchange Commission on May 22, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer
Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(AMENDMENT No. 1)
PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

741929103
(CUSIP Number of Class of Securities)

K. PAUL SINGH
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
1700 Old Meadow Road
Suite 300
McLean, Virginia 22102
(703) 902-2800
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
BRIAN J. LYNCH
DARREN K. DESTEFANO
COOLEY GODWARD LLP
ONE FREEDOM SQUARE
RESTON TOWN CENTER 11951
FREEDOM DRIVE RESTON, VIRGINIA 20190
TELEPHONE: (703) 456-8000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$41,559,709	$3,823.49

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,033,483 shares of Common Stock of Primus Telecommunications Group, Incorporated having an aggregate value of $41,559,709 as of May 17, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of shares subject to options, the aggregate value of the options and the filing fee are based on the number of shares subject to eligible options on May 17, 2002.

**
The fee is based on the product of (a) the transaction value ($41,559,709), multiplied by (b) $92.00 per $1 million.

☒
CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
AMOUNT PREVIOUSLY PAID:	$3,823.49	FILING PARTY:	PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
FORM OR REGISTRATION NO.:	Schedule TO	DATE FILED:	May 20, 2002
☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 20, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, upon the terms and subject to the conditions described in the Offer to Exchange dated May 20, 2002.

        Paragraphs 12 and 13 of Exhibit 99(a)(1)(C) are amended in their entirety to read as follows:

        IF I ELECT TO EXCHANGE ELIGIBLE OPTIONS, WILL MY ELECTION AFFECT OTHER COMPONENTS OF MY COMPENSATION? No. Whether or not you accept or reject the Offer will not affect your compensation in the future. Your acceptance or rejection of the Offer will not result in your becoming more or less likely to receive stock option grants in the future, other than the Replacement Options.

        IF I ELECT TO EXCHANGE ELIGIBLE OPTIONS, DO I HAVE TO EXCHANGE ALL OF MY ELIGIBLE OPTIONS OR CAN I JUST EXCHANGE SOME OF THEM? You may elect to exchange some but not all Eligible Options that you own if you satisfy the following requirements: (1) you must exchange all shares and options underlying a particular option agreement or grant letter; and (2) if you have multiple option agreements or grant letters, you can elect to exchange all shares and options underlying one or more particular option agreements or grant letters even if they constitute less than all of your Eligible Options as long as you satisfy the requirements described in clause (1) above.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2002	PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

	By:	/s/ K. PAUL SINGH
		Name:	K. Paul Singh
		Title:	Chairman, President and Chief Executive Officer

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INTRODUCTORY STATEMENT
SIGNATURE